Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated December 15, 2025

Registration Statement No. 333-285459

$700,000,000 4.550% Senior Notes due 2031 (the “2031 Notes”)

$300,000,000 5.150% Senior Notes due 2036 (the “2036 Notes” and together with the 2031 Notes, the “Notes)

Issuer:	Willis North America Inc.

Guarantors:	Willis Towers Watson Public Limited Company Willis Towers Watson Sub Holdings Unlimited Company Willis Investment UK Holdings Limited Willis Group Limited Trinity Acquisition plc

Expected Ratings (Moody’s/S&P)*:	Baa2 / BBB+

Security Type:	Senior, Unsecured

Principal Amount:	2031 Notes: $700,000,000 2036 Notes: $300,000,000

Issue Price:	2031 Notes: 99.840% of the principal amount 2036 Notes: 99.900% of the principal amount

Proceeds to Issuer (before underwriting discount and offering expenses):	2031 Notes: $698,880,000 2036 Notes: $299,700,000

Trade Date:	December 15, 2025

Settlement Date:	December 22, 2025 (T+5)

Maturity Date:	2031 Notes: March 15, 2031 2036 Notes: March 15, 2036

Coupon:	2031 Notes: 4.550% 2036 Notes: 5.150%

Interest Payment Dates:

2031 Notes: Semi-annually on March 15 and September 15 of each year, commencing on September 15, 2026

2036 Notes: Semi-annually on March 15 and September 15 of each year, commencing on September 15, 2026

Benchmark Treasury:	2031 Notes: 3.500% due November 30, 2030 2036 Notes: 4.000% due November 15, 2035

Benchmark Treasury Price / Yield:	2031 Notes: 98-303⁄4 / 3.731% 2036 Notes: 98-17+ / 4.180%

Spread to Benchmark Treasury:	2031 Notes: 85 basis points (0.850%) 2036 Notes: 98 basis points (0.980%)

Re-Offer Yield:	2031 Notes: 4.581% 2036 Notes: 5.160%

Optional Redemption:	Prior to February 15, 2031, with respect to the 2031 Notes (1 month prior to their maturity date) (the “2031 Notes Par Call Date”), and, subject to the Special Mandatory Redemption, prior to December 15, 2035, with respect to the 2036 Notes (3 months prior to their maturity date) (the “2036 Notes Par Call Date”) (each, a “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

1.  (a) the sum of the present values of the remaining scheduled payments of principal and interest on such series of Notes discounted to the redemption date (assuming the Notes of such series matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points with respect to the 2031 Notes, and 15 basis points with respect to the 2036 Notes, less (b) interest accrued to, but excluding, the date of redemption, and

2. 100% of the principal amount of the Notes of such series to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2031 Notes Par Call Date, with respect to the 2031 Notes, and on or after the 2036 Notes Par Call Date, with respect to the 2036 Notes, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Special Mandatory Redemption:	If (i) the consummation of the Newfront Acquisition does not occur on or before the Outside Date, (ii) prior to the Outside Date, the Merger Agreement is terminated by the Issuer or (iii) the Issuer otherwise notifies the trustee in writing that it will not pursue the consummation of the Newfront Acquisition, the Issuer will be required to redeem the 2036 Notes at a special mandatory redemption price equal to 101% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date. The 2031 Notes will not be subject to Special Mandatory Redemption.

CUSIP/ISIN:	2031 Notes: 970648AP6 / US970648AP60 2036 Notes: 970648AQ4 / US970648AQ44 * * *

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Barclays Capital Inc.

PNC Capital Markets LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

BNP Paribas Securities Corp.

BofA Securities, Inc.

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

Co-Managers:

BMO Capital Markets Corp.

Goldman Sachs & Co. LLC

TD Securities (USA) LLC

Santander US Capital Markets LLC

Standard Chartered Bank

MUFG Securities Americas Inc.

Lloyds Securities Inc.

M&T Securities, Inc.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

*	Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

Any capitalized term used in this communication but not defined herein has the meaning assigned to such term in the preliminary prospectus supplement, dated December 15, 2025, relating to the Notes offered hereby.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Barclays Capital Inc. at 1-888-603-5847, PNC Capital Markets LLC at 1-855-881-0697, Truist Securities, Inc. at 1-800-685-4786 or Wells Fargo Securities, LLC at 1-800-645-3751.

We expect that delivery of the Notes will be made against payment therefor on or about the closing date specified in this communication, which will be the fifth business day following the date of pricing of such notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day preceding the scheduled settlement date will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade the Notes prior to the business day preceding the scheduled settlement date should consult their own advisors.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.